

August 24, 2010

Mitchell L. Gaynor
Senior Vice President and General Counsel
Juniper Networks, Inc.
1194 North Mathilda Avenue
Sunnyvale, CA 94089

>   **Re: Juniper Networks, Inc.**
>   **Registration Statement on Form S-3**
>   **Filed August 10, 2010**
>   **File No. 333-168733**

Dear Mr. Gaynor:

We have limited our review of your registration statement to those issues we have addressed in our comment. Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to our comment, we may have additional comments.

Exhibit 5.1

1.   We note the statement in the last sentence of the penultimate paragraph of the legality opinion that counsel is not licensed to practice law in the state of Delaware. Although we do not object to counsel rendering an opinion on Delaware law when it is not licensed in Delaware, the explicit statement that counsel is not licensed in Delaware may be interpreted as a qualification or limitation. Accordingly, please file a revised legality opinion that does not include this statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comment, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
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Please r0000efer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

If you have any questions regarding this letter, please contact Matthew Crispino at (202) 551-3456. Should you require further assistance, you may contact me at (202) 551-3462.

Sincerely,

Mark P. Shuman
Branch Chief - Legal

cc: Via Facsimile: (650) 493-9300
        Katharine A. Martin, Esq.
        Wilson Sonsini Goodrich & Rosati